Exhibit (a)(13)

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss.	SUPERIOR COURT DEPARTMENT
BUSINESS LITIGATION SESSION

MARTIN WEXLER, on behalf of himself and all others	X	Case No. 09-0166 BLS SHAREHOLDER’S CLASS ACTION COMPLAINT JURY TRIAL DEMANDED
similarly situated,	:
:
Plaintiff,	:
:
:
vs.	:
:
:
INDEVUS PHARMACEUTICALS, INC., GLENN L.	:
COOPER, ANDREW FERRARA, JAMES C. GALE,	:
MICHAEL E. HANSON, STEPHEN C. MCCLUSKI,	:
CHERYL P. MORLEY, MALCOLM MORVILLE and	:
ENDO PHARMACEUTICALS HOLDINGS INC.	:
Defendants.	X

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

SUMMARY OF THE ACTION

1. This is a stockholder class action brought on behalf of the public stockholders of Indevus Pharmaceuticals, Inc. (“Indevus” or the “Company”) against members of the Company’s Board of Directors (the “Board”) for breaches of fiduciary duty arising out of Defendants’ decision to sell the Company to Endo Pharmaceuticals Holdings Inc. (“Endo” or the “Buyout Group”) at an inadequate and unfair price following a grossly unfair process (the “Proposed Merger”). The Board has been, and continues to be, aided and abetted by the Buyout Group in breaching its fiduciary duties.

2. On January 5, 2009, the Company announced that it had entered into a merger agreement pursuant to which Endo will acquire Indevus for cash at a price of $4.50 per share, in a tender offer. Endo will pay an additional $267 million upon the achievement of certain milestones related to Indevus’ Nebido treatment for hypogonadism and the octreotide implant to treat acromegaly and carcinoid syndrome. The $4.50 per share price significantly undervalues Indevus and, in fact, represents a discount to the closing price of Indevus’ stock just 7 months ago.

3. In entering into the merger agreement, without full and fair disclosure of all material information, each of the Defendants violated and continue to violate applicable law by directly breaching and/or aiding and abetting the Defendants’ breaches of their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing.

4. The Proposed Merger is the product of a flawed process beset by conflicts of interest. The Buyout Group controlled the process through Endo’s counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), a law firm that has a preexisting relationship with the Company and is currently representing it in litigation.

5. Indeed, as discussed in more detail below, the financial advisors for the Company and Endo maintain rather incestuous relationships with the respective companies.

6. Instead of seeking to obtain the highest price reasonably available for the Company, the Individual Defendants spent substantial efforts to ensure that the Proposed Merger could not be disturbed by another interested bidder. At no time did the Company seek to perform a market check or shop the Company. Defendants also agreed to certain other deal protection devices, including a termination fee, which is nothing more than a liquidated damages provision that serves as a tax on any party considering making a superior offer.

7. Defendants’ motivation was clear. By catering the process to the Buyout Group to facilitate a going-private transaction, Defendants are trying to preserve their jobs and allow themselves to participate in the profits of the Company going forward.

8. As alleged herein, the Proposed Merger is the product of a hopelessly flawed process that was designed to divert Indevus’ assets to the Buyout Group, and the Buyout Group only, on terms preferential to the Buyout Group and detrimental to Plaintiff and the other public stockholders of Indevus. Plaintiff seeks to enjoin the Proposed Merger.

9. Absent judicial intervention, the merger will be consummated, resulting in irreparable injury to Plaintiff and the Class. This action seeks to enjoin the unreasonable steps taken by the Defendants in entering into the merger agreement without attempting to maximize shareholder value in order to obtain millions of dollars in benefits for themselves. Immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff, on behalf of the Class, seeks only to level the playing field and to ensure that if shareholders are to be ultimately stripped of their respective equity interests through the Proposed Merger, that the Proposed Merger is conducted in a manner that is not overtly improper, unfair and illegal, and that all material information concerning the Proposed Merger is disclosed to the Indevus shareholders so that they are able to make informed decisions as to whether to vote in favor or against the Buyout or to seek appraisal of their shares.

JURISDICTION AND VENUE

10. The Court has jurisdiction over the Defendants because all Defendants reside and/or transact significant business within the Commonwealth of Massachusetts and the Company has its principal place of business in Massachusetts.

11. Venue is proper in the Business Litigation Session (“BLS”) because as a claim involving a proposed merger, and involving alleged breaches of fiduciary duties, this action presumptively qualifies for BLS consideration.

PARTIES

12. Plaintiff at all times relevant hereto, has been and is a shareholder of Indevus.

13. Plaintiff holds approximately 80,000 shares of Indevus stock.

14. Defendant Indevus is a Delaware corporation with its principal place of business located at 33 Hayden Avenue, Lexington, Massachusetts, 02421. Indevus is a specialty pharmaceutical company, engaging in the acquisition, development, and commercialization of products to treat conditions in urology and endocrinology in the United States.

15. Defendant Endo is a Delaware corporation with its principal place of business located at 100 Endo Boulevard, Chadds Ford, PA 19317. Endo engages in the research, development, sale, and marketing of branded and generic prescription pharmaceuticals for treating and managing pain.

16. Defendant Glenn L. Cooper (“Cooper”) has been Chairman of the Board and Chief Executive Officer of the Company for all relevant times hereto. Cooper was associated with Eli Lilly & Company (“Lilly”) from 1985-1990.

17. Defendant Andrew Ferrara (“Ferrara”) has served as a director of the Company since 1993. Ferrara also spent the first twenty years of his career in various positions at Lilly.

18. Defendant Michael E. Hanson (“Hanson”) has served as a director of the Company since December 2004.

19. Defendant James C. Gale (“Gale”) has served as a director of the Company since April 2007.

20. Defendant Stephen C. McCluski (“McCluski”) has served as director of the Company since 2008.

21. Defendant Cheryl P. Morley (“Morley”) has served as director of the Company since June 2003 and as Presiding Director since December 2004.

22. Defendant Malcolm Morville (“Morville”) has served as director of the Company since February 1993.

23. The Defendants named in ¶¶16-22 are sometimes collectively referred to herein as the “Individual Defendants.”

DEFENDANTS’ FIDUCIARY DUTIES

24. By reason of the above Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public shareholders of Indevus and owe Plaintiff and the other members of the Class a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure.

25. By virtue of their positions as directors and/or officers of Indevus, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Indevus to engage in the practices complained of herein.

26. Each of the Individual Defendants is required to act in good faith, in the best interests of a corporation’s shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the applicable state law requires the directors to take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) contractually prohibits them from complying with or carrying out their fiduciary duties;

(c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

27. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the sale of Indevus, violated duties owed to Plaintiff and the other public shareholders of Indevus, including their duties of loyalty, good faith and independence, insofar as they engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the Class.

28. Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the sale of Indevus, the burden on proving the inherent or entire fairness of the Proposed Merger, including all aspects of its negotiation and structure, is placed upon the Individual Defendants as a matter of law.

CLASS REPRESENTATION ALLEGATIONS

29. Plaintiff brings this action pursuant to Mass. R. Civ. P. 23, individually and on behalf of all other shareholders of the Company (except the Defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from Defendants’ actions, as more fully described herein (the “Class”).

30. This action is properly maintainable as a class action.

31. The Class is so numerous that joinder of all members is impracticable. There are more than 78 million shares of Indevus common stock outstanding held by thousands of shareholders geographically dispersed across the country.

32. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether Defendants have breached and are continuing to breach their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Merger;

(b) whether the the Defendants have adequately disclosed all material information concerning the Proposed Merger to Indevus’ shareholders; and

(c) whether Plaintiff and the other members of the Class would suffer irreparable injury were the transaction complained of herein consummated.

33. Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

34. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

35. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

36. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

37. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

The Proposed Merger

38. On January 6, 2009, the Company issued a press release which stated in pertinent part:

LEXINGTON, Mass., Jan. 5 /PRNewswire-FirstCall/ — Indevus Pharmaceuticals, Inc. (Nasdaq: IDEV) today announced that it has entered into a definitive merger agreement under which Endo Pharmaceuticals Holdings, Inc. will commence a tender offer to acquire 100 percent of the outstanding shares of Indevus for approximately $370 million, or $4.50 per Indevus share, in cash and up to an additional approximately $267 million, or $3.00 per Indevus share, in cash payable in the future upon achievement of certain milestones related to NEBIDO (R) (in development for hypogonadism) and the octreotide implant (in development for acromegaly and carcinoid syndrome), two of Indevus’ primary product candidates. The up-front consideration of $4.50 per share represents a premium of 45.2% over today’s closing price of the common stock of Indevus, and a 59.0% premium over the 30-day volume weighted average price for the common stock. The transaction has been approved by the boards of directors of both companies. The Company will host a conference call and webcast on January 6, 2009 beginning at 8:30 am Eastern time (details follow below).

“For many reasons, we are very pleased to bring this transaction to the shareholders and other stakeholders of the Company,” said Glenn L. Cooper, M.D., chairman and chief executive officer of Indevus. “For our shareholders, the deal not only captures a significant premium in the up-front portion of the consideration, but our investors will also maintain a significant interest in the downstream value creation from NEBIDO and the octreotide implant.

“Our employees, who have been so instrumental in the growth and success of Indevus, will also remain integral to the future of Endo,” continued Dr. Cooper. “Our sales force, Cranbury operations, and the NEBIDO and Octreotide R&D teams are expected to play a very important role in the new Endo. In addition, Endo will look to our headquarters in Lexington, MA as a source of talent for their growing organization.”

“Finally, we believe this transaction will create new value for our patients, physicians, and other customers under Endo’s leadership. We believe Endo’s proven commercial capabilities, targeted approach to medical marketing and unique understanding of the changes taking place in health care delivery today will ensure the success of our current and future products. We welcome and fully support this acquisition.”

Transaction Terms

Under the terms of the agreement, Endo will commence a tender offer to purchase all outstanding shares of Indevus in exchange for an up-front payment of $4.50 in cash for each share of outstanding Indevus common stock (“Upfront Consideration”). In addition, Indevus shareholders will receive the non-transferrable contractual right to two contingent cash payments (“Contingent Cash Payments”), one for up to $2.00 per share and the other for $1.00 per share that could deliver up to an additional $267 million, or $3.00 per share in cash, if the Company meets certain targets.

The first Contingent Cash Payment relates to NEBIDO and is payable as follows: (i) $2.00 per share if NEBIDO is approved, within three (3) years of the closing of the tender offer, by the FDA for marketing and sale without certain restrictive labeling, or (ii) two potential payments in the event that NEBIDO is approved by the FDA with certain restrictive labeling, comprised of: (a) $1.00 per share upon such approval, if approval is obtained within three (3) years of the closing of the tender offer and (b) an additional $1.00 per share following the achievement of a certain sales threshold milestone during the first five (5) years from the date of the first commercial sale of NEBIDO.

The second Contingent Cash Payment relates to the octreotide implant and consists of $1.00 per share to be paid in the event that, within four (4) years of the closing of the tender offer, octreotide is approved by the FDA for marketing and sale for the treatment of acromegaly or carcinoid syndrome.

The tender offer is expected to commence within 5 days of the signing of the Merger Agreement and will remain open for 45 calendar days, subject to extension under certain circumstances. The tender offer closing is conditioned on the tender of a majority of the outstanding shares of Indevus’ common stock, antitrust clearance and other customary closing conditions. The executive officers and directors of Indevus and certain of their affiliates, have agreed to tender approximately 4.7% of Indevus’ outstanding shares in the tender offer.

UBS Securities LLC advised Indevus and provided a fairness opinion to Indevus’ board of directors. Burns & Levinson LLP acted as legal counsel to Indevus.

39. Like most U.S. companies, Indevus has seen its stock price plummet over the last few months along with the rest of the market. Indeed, as recently as May 23, 2008, the Company’s stock price was trading above the consideration offered.

40. Not only does the $4.50 share price agreed to by the Board not currently represent fair value for the Company, it plainly does not reflect the long-term value of the Company, which would, if the Proposed Merger was consummated, allow only the Buyout Group to realize such future potential.

41. Defendants effectively placed a cap on the Company’s stock price and thus ensured that they, through the conversion of unvested stock options and continuing employment, among other benefits, and Endo, rather than the Company’s public shareholders, will be the beneficiaries of the Company’s future prospects. Defendant Cooper stated, in response to the Proposed Merger, “Our employees, who have been so instrumental in the growth and success of Indevus, will also remain integral to the future of Endo…Our sales force, Cranbury operations, and the NEBIDO and Octreotide R&D teams are expected to play a very important role in the new Endo. In addition, Endo will look to our headquarters in Lexington, MA as a source of talent for their growing organization.”

42. Further rendering the Proposed Merger suspect are the conflicts of the advisors to Endo and Indevus.

43. Morgan Stanley, Endo’s financial advisor, acted as the placement agent for the Company’s private placement of $105,000,000 in aggregate principal amount of 16% non-convertible, non-recourse, secured promissory notes due November 5, 2024, which closed August 26, 2008. The Company waived the conflict of interest and allowed Morgan Stanley to advise Endo in the Proposed Merger notwithstanding the fact that Morgan Stanley had inside information that would not otherwise be available to other prospective buyers.

44. In addition to the conflicts of interest of Skadden and Morgan Stanley, the Company’s financial advisor is not coming into the proposed transaction with clean hands. In the past, UBS and its affiliates have provided services to the Company unrelated to the Proposed Merger, for which UBS and its affiliates received compensation, including having acted as financial advisor to the Company in connection with an acquisition transaction. In addition, an affiliate of UBS has entered into an arrangement with Endo pursuant to which Endo is entitled to sell to such affiliate certain auction rate securities and to borrow from UBS a certain portion of the market value of such auction rate securities in advance of such sales. Furthers, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and Endo and, accordingly, may at any time hold a long or short position in such securities.

45. The consideration to be paid to Class members in connection with the Proposed Merger is unfair and inadequate because, among other things, the consideration agreed upon did not result from an appropriate consideration of the value of Indevus as the Individual Defendants were presented with, and asked to evaluate, the Proposed Merger without any attempt to sufficiently ascertain the true value of Indevus through open bidding or a “market check” mechanism.

46. As further evidence of the Company’s failure to shop the Company before accepting the inadequate offer from Endo, Company representatives stated on a January 6, 2009 conference call, responding to a question relating to its failure to shop the Company, as follows:

Wayne Rothbaum—Quoque Capital

Wayne Rothbaum Hi, good morning, guys. A quick question on this no shop, I think, Glenn, you talked about. So just to be clear then, you did not go out and seek other bids. Is that the understanding?

Michael Rogers—Indevus Pharmaceuticals, Inc.—EVP & CFO

Yes, Wayne, we were not in a process at the time when Endo approached us and the company, in this deal, is prohibited from talking to other potential acquirers, except under very limited circumstances surrounding a superior proposal that would be received and the Board would determine it must pursue in order to fulfill its fiduciary obligations.

The Merger Agreement

47. Defendants breached their fiduciary duties in conducting an inadequate and unfair sales process and then entering into the Merger Agreement that contains numerous onerous deal protection devices that lock up the Proposed Merger in favor of Endo.

48. The Individual Defendants have taken impermissible steps to lock up the deal and hinder other potential acquirors in their attempts to acquire the Company. Thereby, the Individual Defendants have tilted the playing field in favor of Endo. For instance, the Proposed Merger contemplates a termination payment of $20 million payable in the event that the Individual Defendants and the Company approve an unsolicited, superior acquisition proposal from a third party. The massive size of this payment is a significant deterrent to other potential acquirors.

49. The terms of the Merger Agreement restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which Indevus’ Board of Directors may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective fiduciary out under the circumstances of the case, including the fact that the so-called fiduciary out provisions of the Merger Agreement would impose a financial penalty on Indevus if the Board were to decide that the exercise of its fiduciary duties required the Board to refrain from recommending the Proposed Acquisition to Indevus’ shareholders.

50. The Merger Agreement provides that Defendants must notify Endo within 24 hours if it receives an unsolicited offer for the Company, and must provide Endo with details, including the material terms and conditions of the proposal and the identity of any person making such proposal. Defendants have agreed to keep Endo informed of the status of discussions with third parties and to notify Endo promptly if the Board determines that a third party has made a proposal that is superior to the Proposed Merger.

51. In other words, the Merger Agreement gives Endo access to any rival bidder’s information and allows Endo a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge for the Company, because the Merger Agreement unfairly assures that any “auction” will favor Endo.

52. In connection with the Tender Offer, Endo commenced the Tender Offer on January 7, 2009 by filing a Tender offer Statement with the SEC on Schedule TO and, although it was not required to do so for at least ten days, Indevus filed that same day the Schedule 14D-9 (the Schedule 14D-9 and the Tender Offer Statement are collectively referred to as the “Disclosure Documents”) in support of the Tender Offer. The Tender Offer is now scheduled to expire on February 20, 2009.

53. In the Schedule 14D-9, the Individual Defendants recommend that Indevus shareholders accept the $4.50 per share consideration and tender their shares. However, the Schedule 14D-9 is woefully inadequate and fails to provide Indevus stockholders with material information to determine whether to tender their shares or whether to perfect their appraisal rights under Delaware law. Thus, Defendants have breached their fiduciary duty of candor by failing to disclose material information, as discussed below, to the Company’s stockholders.

54. The Company’s financial advisor UBS Securities LLC (“UBS”) indicates that it relied upon non-public information including, but not limited to, financial forecasts and estimates. Yet this material information is not being provided to the Company’s shareholders to enable them to perform their own valuation analyses, including a discounted cash flow (“DCF”) analysis. Absent such information, they will be wholly unable to evaluate the fairness of the consideration being offered to them in the Proposed Merger.

55. Also omitted from the Schedule 14D-9 is any information concerning how the Company’s product development pipeline impacted sales and profitability during the projection period. This information is essential to shareholders as Indevus’ product development is tied to patent protection which could take years to be finalized. Therefore, shareholders are left in the dark as to whether certain value was projected or not.

56. The Schedule 14D-9 fails to disclose any known positions UBS holds in either Indevus or Endo.

57. Additionally, while the Schedule 14D-9 mentions the investment banking or other services provided to Endo by UBS in the past, it fails to disclose the nature and timing of the services provided. The compensation received for the services is also not included in the Schedule 14D-9. Absent such information, shareholders will be unable to evaluate the nature and extent of any conflicts of interest suffered by UBS and, thus, will also be unable to decide whether UBS’ fairness opinion is reliable.

58. The Individual Defendants are breaching their fiduciary duty to disclose to Plaintiff and the Class all information material to their decisions regarding the Tender Offer through these inadequate disclosures and material omissions in the Disclosure Documents.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties

(Against All Defendants, Except Endo)

59. Plaintiff repeats and realleges each allegation set forth herein.

60. The Defendants have violated their fiduciary duties of care, loyalty, candor and independence owed under applicable law to the public shareholders of Indevus and have acted to put their personal interests ahead of the interests of Indevus’ shareholders.

61. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of Plaintiff and other members of the Class.

62. The Individual Defendants have violated their fiduciary duties by entering into a transaction with Endo without regard to the fairness of the transaction to Indevus’ shareholders. Defendant Indevus directly breached and/or aided and abetted the other Defendants’ breaches of fiduciary duties owed to Plaintiff and the other holders of Indevus stock.

63. Moreover, the Defendants breached their fiduciary duty of candor owed to the Company’s public shareholders by disclosing misleading information in and omitting material information from the Disclosure Documents as described herein. Indeed, Defendants have withheld material information concerning the sales process that bears directly on the fairness of that process. The Disclosure Documents also fail to disclose information concerning the Company’s future growth prospects and UBS’s fees and relationship with Endo.

64. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Indevus because, among other reasons:

(a) they failed to properly value Indevus;

(b) they failed to take steps to maximize the value of Indevus to its public shareholders and they took steps to avoid competitive bidding, to cap the value of Indevus’ stock and to give the Individual Defendants an unfair advantage, by, among other things, failing to adequately solicit other potential acquirors or alternative transactions;

(c) they failed to properly value Indevus and its various assets and operations;

(d) they failed to provide shareholders with the material information necessary to make an informed decision as to whether to tender their shares;

(e) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the proposed Merger; and

(f) they erected unreasonable barriers to other third party bidders.

65. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties of loyalty, good faith and due care to Plaintiff and the other members of the Class, have failed to adequately inform themselves about the true value of the Company and, by agreeing to the merger with Endo will unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Indevus.

66. Indevus shareholders will, if the transaction is consummated, be deprived of the opportunity for substantial gains which the Company may realize.

67. By reason of the foregoing acts, practices and course of conduct, Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other Indevus public stockholders.

68. As a result of the actions of Defendants, Plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Indevus’ assets and businesses and will be prevented from obtaining appropriate consideration for their shares of Indevus common stock.

69. Unless enjoined by this Court, the Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the Tender Offer and Merger which will exclude the Class from its fair proportionate share of Indevus’ valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

70. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty

Against Endo

71. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

72. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

73. In committing the wrongful acts alleged herein, Individual Defendants and Endo have pursued, or joined in the pursuit of, a common course of conduct, and have acted in concert with and conspired with one another in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Individual Defendants and Endo further aided and abetted and/or assisted each other in breach of their respective duties as alleged herein.

74. The purpose and effect of Individual Defendants and Endo’s consipiracy, common enterprise, and/or common course of conduct is, among other things, to permit violations of law and breaches of fiduciary duty.

75. The Individual Defendants and Endo accomplished their conspiracy, common enterprise and/or common course of conduct by entering into the Proposed Acquisition at an unfairly low price and through an unfair and woefully inadequate process.

76. Endo aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions to substantially assist the commission of the wrongdoing complained of herein, Endo acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and were aware of their overall contribution to and furtherance of the wrongdoing.

77. The Court should enjoin Endo from continuing to aid and abet the breach of fiduciary duty by the Individual Defendants and enjoin the consummation of the Proposed Merger.

78. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in his favor and in favor of the Class and against Defendants as follows:

(a) Declaring that this action is properly maintainable as a Class action;

(b) Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of Defendants and is therefore unlawful and unenforceable;

(c) Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Tender Offer and Merger, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;

(d) Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Indevus’ shareholders until the process for the sale or auction of the Company is completed and the best possible consideration is obtained for Indevus;

(e) Rescinding, to the extent already implemented, the Tender Offer and Merger Agreement or any of the terms thereof including the “no shop” clause and termination fee;

(f) Enjoining Defendants from consummating the Tender Offer and merger unless and until curative disclosures are made to Indevus shareholders;

(g) Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

(h) Granting such other and further equitable relief as this Court may deem just and proper.

DEMAND FOR JURY TRIAL

Plaintiff demands a trial by jury on all issues so triable.

Respectfully submitted,

/s/ David Pastor
David Pastor (BBO # 391000) GILMAN AND PASTOR, LLP 63 Atlantic Avenue, Third Floor Boston, MA 02110 Tel: (617) 742-9700 Fax: (617) 742-9701

Of Counsel:

THE WEISER LAW FIRM, P.C. Patricia C. Weiser, Esquire Debra S. Goodman, Esquire Sandra G. Smith, Esquire 121 N. Wayne Avenue, Suite 100 Wayne, PA 19087 Tel: (610) 225-2677

THE SHUMAN LAW FIRM Kip B. Shuman Rusty Glenn 885 Arapahoe Avenue Boulder, CO 80302 Tele: 303-861-3003 Tele: 866-974-8626 Fax: 303-484-4886

Attorneys for Plaintiff